EXHIBIT 19

SOUTHERN MISSOURI BANCORP, INC.

STATEMENT OF POLICY ON INSIDER TRADING

The Need for an Insider Trading Policy

The purchase or sale of Southern Missouri securities by a person while that person is aware of material non-public information about Southern Missouri, or the disclosure of material non-public information about Southern Missouri to others who then trade in Southern Missouri securities, is prohibited by the federal securities laws. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and federal prosecutors, with potentially severe consequences for those involved. While the regulatory and law enforcement authorities typically concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors of Southern Missouri Bancorp, Inc. has adopted this policy both to satisfy the obligation of Southern Missouri Bancorp, Inc. to prevent insider trading and to help Southern Missouri directors, officers and employees avoid the severe consequences associated with violations of the insider trading laws. This policy also is intended to prevent even the appearance of improper conduct on the part of any director, officer or employee.

In this policy, “Southern Missouri” refers to Southern Missouri Bancorp, Inc. and its subsidiaries. Southern Missouri “securities” includes common stock, options to purchase common stock and any other securities Southern Missouri may issue from time to time, such as preferred stock, trust preferred securities, warrants and debt securities, as well as derivative securities relating to Southern Missouri stock that are not issued by Southern Missouri, such as exchange-traded options.

Statement of Policy

It is the policy of Southern Missouri that no director, officer or other employee of Southern Missouri who is aware of material non-public information relating to Southern Missouri may, directly or through family members or other persons or entities, (a) buy or sell securities of Southern Missouri (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1, discussed below under “Procedures for Trading in Southern Missouri Securities”), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others either inside or outside Southern Missouri (other than persons whose positions or relationships with Southern Missouri require them to have that information), including family and friends and any other persons, whether through social conversations, inquiries from investors, vendors or suppliers, participation in internet “chat rooms,” “message boards” or other forms of “social media,” or otherwise. The prohibition in (b) includes offering trading recommendations or strategies based on the material non-public information. In addition, it is the policy of Southern Missouri that no director, officer or other employee of Southern Missouri who learns of material non-public information about a company with which Southern Missouri does business, including a customer, vendor or entity with which Southern Missouri is negotiating or has negotiated a transaction, such as a merger or acquisition, may trade in that company’s securities until the third business day after the information becomes public or is no longer material. This insider trading policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Southern Missouri securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Southern Missouri securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Southern Missouri securities. These persons are referred to below as “Immediate Family Members.” In addition, this policy applies to any corporation, partnership, trust or other entity if you have or share the ability to control the investment decisions of the entity. These entities are referred to below as “Controlled Entities.”

Transactions in Southern Missouri securities that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve Southern Missouri’s reputation for adhering to the highest standards of conduct. To reduce the likelihood of insider trading liability, directors of Southern Missouri Bancorp, Inc. and Southern Missouri Bank, all executive officers and certain other employees are required to follow certain procedures when trading in Southern Missouri’s securities. See “Procedures for Trading in Southern Missouri Securities,” below. All directors, officers and employees are subject to additional restrictions on transactions in Southern Missouri securities, as described below under “Additional Restrictions.”

Material Non-Public Information

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect Southern Missouri’s stock price, whether it is positive or negative, should be considered material. While not exhaustive, the following are examples of the types of information that should be considered material:

●	Proposals or plans for mergers and acquisitions and other offerings;
●	Earnings estimates or results, whether for the month, quarter or year;
●	Changes in dividends;
●	New product innovation, development or implementation;
●	Major litigation, adverse regulatory proceeding or material threat of either event;
●	Significant operational issues, including changes in non-performing assets;
●	A significant change in management;
●	Significant expansion of operations, whether geographic or otherwise, or the curtailment of current or future planned operations; and
●	Any other information which, if known, would likely influence the decisions of investors.

Non-public information is information that has not been previously and fully disclosed to the general public and is otherwise not available to the general public. Information about Southern Missouri that is not yet in general circulation should be considered non-public. Similarly, information received about another company in circumstances indicating that it is not yet in general circulation should be considered non-public. Information should not be considered available to the general public until the third business day after the release of the information in a widely disseminated press release or in a document publicly filed with or furnished to the SEC.

Whether information is material will depend on the particular facts and circumstances. When doubt exists as to whether non-public information is material, you should presume that it is and not trade until the third business day after the information has been made available to the general public. Remember, anyone scrutinizing transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Procedures for Trading in Southern Missouri Bancorp, Inc. Securities

Identification of Insiders. There are procedures that must be followed by certain persons to reduce the likelihood that they will be viewed as engaging in insider trading. Directors of Southern Missouri Bancorp, Inc. and Southern Bank, all executive officers and the Immediate Family Members and Controlled Entities of such directors and certain officers are required to comply with these procedures at all times, and other employees may be informed that they and their Immediate Family Members and Controlled Entities are required to comply with these procedures on a permanent or temporary basis, either because of their position with Southern Missouri or because of their involvement with matters that result in or could result in knowledge of material non-public information. (The directors, officers and other employees and their Immediate Family Members and Controlled Entities required to comply with these procedures are sometimes referred to below as “Insiders.”) Even if you are not informed that you are required to comply with these procedures, following these procedures may assist you in complying with Southern Missouri’s policy against insider trading.

Trading Windows and Preclearance. Unless an exception is granted or unless made pursuant to a pre-approved Rule 10b5-1 trading plan (both discussed below), purchases and sales of Southern Missouri stock by Insiders may be made only during the “window” periods that follow the release of Southern Missouri’s year-end and quarterly earnings announcements. Each window period begins on the third business day after the release of the announcement and ends at the close of business on the 15th day of the third month of the succeeding quarter. For example, if first quarter earnings were publicly announced on July 25th, the trading window would open on the third business day after July 25th and close on September 15th . Even during a window period, however, an Insider may not initiate a transaction in Southern Missouri stock if he or she is aware of material non-public information about Southern Missouri. To ensure that a material event is not on the horizon, all transactions in Southern Missouri stock by Insiders must be cleared in advance by Southern Missouri’s Chairman, Greg Steffens or its President, Matt Funke, even during a window period. In addition, execution of a trade, even if pre-cleared, must be reported immediately for SEC reporting purposes to Lorna Brannum, Southern Missouri’s Insider Trading Compliance Officer; telephone: (513) 778-1804; email: lbrannum@bankwithsouthern.com. From time to time, Southern Missouri may close trading in its securities during a window period due to material non-public information developments. Should this occur, Southern Missouri may notify particular individuals that they should not engage in any transactions in Southern Missouri’s securities, and these individuals should not disclose to others the fact that the trading window has been closed.

Exceptions. Exceptions to the window period requirement may be granted under limited circumstances on a case-by-case basis provided that the Insider is not aware of material non-public information. The Chairman or President of Southern Missouri Bancorp, in his discretion, may grant exceptions for all employees other than himself. Exceptions for the Chairman or President of Southern Missouri Bancorp or for any other director may be granted by the Board of Directors of Southern Missouri Bancorp in its discretion.

Rule 10b5-1 Plans. The SEC’s Rule 10b5-1(c) provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions. Under this rule, if you enter into a binding contract, provide an instruction or adopt a written plan to purchase or sell securities that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you are not aware of material non-public information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently become aware of material non-public information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material non-public information at the time of the trades. For example, you could adopt a plan providing for the entry with a broker of limit orders to purchase a specified number of shares of Southern Missouri stock on the first trading day of each month if the price does not exceed a specified level.

Any Insider who wishes to implement a trading plan under Rule 10b5-1 or wishes to amend a trading plan must first pre-clear the plan with Southern Missouri’s Chairman or President. As required by Rule 10b5-1, you may enter into or amend a trading plan only when you are not in possession of material non-public information. In addition, an Insider may enter into or amend a trading plan only during a window period. Transactions by Insiders pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices, and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts. Transactions in Southern Missouri stock by non-Insiders may be made through a trading plan, but do not require pre-clearance and need not be effected during a window period since such persons are generally free to engage in transactions in Southern Missouri stock any time they wish, as long as they are not aware of material non-public information or have not otherwise been notified that they must refrain from trading. If you think you may be aware of material non-public information and wish to trade, you should either refrain from trading or contact Southern Missouri’s Insider Trading Compliance Officer before initiating a transaction.

Additional Reminders for directors and Section 16 Officers. Directors and Section 16 Officers are reminded that their transactions in Southern Missouri Bancshares, Inc. common stock generally must be reported to the SEC no later than the second business day after the trade date. Directors and Section 16 Officers also must be mindful of the short-swing profit provisions of Section 16(b) of the Securities Exchange Act of 1934. Under these provisions, generally speaking, if a director or a Section 16 Officer has a purchase and a sale, or a sale and a purchase, which occur within six months of one another where the sale price is higher than the purchase price, the director or Section 16 Officer will be deemed to have realized a “short-swing profit” that must be paid back to Southern Missouri. Section 16(b) is extremely complicated and contains a number of traps for the unwary. To help prevent the unintended realization of a short-swing profit, directors and Section 16 Officers should be sure to notify the Southern Missouri’s Chairman or President before they trade. Directors and Section 16 Officers selling securities should also make sure that they and their brokers follow SEC Rule 144, which requires that Southern Missouri Bancshares, Inc. be current in its annual and quarterly SEC filings, places limits on the amount of securities that can be sold over a three-month period, requires the broker to conduct itself in the manner required by the rule and generally requires the filing of a Form 144 with the SEC concurrent with placing the sell order with the broker.

There may be periods of time during which SEC rules specifically prohibit purchases and/or sales by Insiders, without regard to whether material information has been made public. For example, in the case of a merger with, or acquisition of, another company where Southern Missouri stock will be issued to the stockholders of the other company, Southern Missouri and its Insiders are prohibited from purchasing Southern Missouri stock during the proxy solicitation period for the other company’s stockholders and any other period during which Southern Missouri’s stock price will determine the number of Southern Missouri shares to be issued to the other company’s stockholders in exchange for their shares (the so-called “exchange ratio”). Additionally, If employees were temporarily prohibited from purchasing or selling Southern Missouri shares in their 401(K) accounts, Insiders would also be prohibited from purchasing or selling Southern Missouri shares if such shares are or were previously acquired in connection with their service or employment with Southern Missouri whether inside or outside of a 401(K) account.

Application to Certain Benefit Plan Transactions

Stock Option Exercises. This insider trading policy does not apply to the exercise of a stock option granted under a Southern Missouri plan (i) where the option holder uses cash on hand or shares of Southern Missouri stock already owned by the option holder to pay the exercise price and/or satisfy a tax withholding requirement, or (ii) in the case of a net exercise whereby option shares are withheld by the Company in payment of the exercise price and/or satisfaction of a tax withholding requirement. This policy does apply, however, to any sale of the option shares as part of a broker-assisted cashless exercise of the option, or any other market sale of Southern Missouri stock for the purpose of generating the cash needed to pay the exercise price of the option or satisfy a tax withholding requirement. For Insiders, such transactions may only be effected during a window period or pursuant to a pre-approved Rule 10b5-1 trading plan.

Withholding of Shares of Restricted Stock and Shares Underlying Restricted Stock Units and Performance Share Units to Satisfy Tax Withholding Obligations. This insider trading policy does not apply to the withholding by Southern Missouri of shares of restricted stock upon the vesting of such stock to satisfy tax withholding obligations. This policy does apply, however, to any market sale of Southern Missouri stock to satisfy tax withholding obligations.

401(k) Plan.   This insider trading policy does not apply to purchases of Southern Missouri shares in the Southern Bank 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election.  This policy does apply, however, to certain elections you may make under the 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to Southern Missouri shares,  (b) an election to make an intra-plan transfer of an existing account balance into or out of Southern Missouri shares, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Southern Missouri share balance and (d) your election to pre-pay a plan loan if the pre-payment will result in the allocation of a loan payment to the Southern Missouri share fund.  For Insiders, such transactions may be effected only during a window period.

Gifts

Charitable and other non-profit organizations that receive gifts of public company securities typically sell those securities very soon after receiving them. If you make such a gift, the sale of the gifted securities by the organization may be attributed to you for purposes of the insider trading laws. The same applies with respect to any other gifts, whether to family members or other persons, where you have reason to believe (which will be judged after the fact with 20-20 hindsight) that the recipient is likely to sell the securities soon after receiving them. For this reason, you should not make such gifts of Southern Missouri securities at a time when you are aware of material non-public information about Southern Missouri. If you are an Insider, you and any of your Immediate Family Members or Controlled Entities may make such gifts of Southern Missouri securities only during a window period (and then only if you are not aware of material non-public information about Southern Missouri), unless the gift is pursuant to a previously established pre-approved Rule 10b5-1 plan adopted during a window period.

Additional Restrictions

Short Sales. Short sales of Southern Missouri securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in Southern Missouri or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve Southern Missouri’s performance. For these reasons, short sales of Southern Missouri’s securities are prohibited by this policy. In addition, Insiders and their Immediate Family Members and Controlled Entities are prohibited by law from engaging in short sales of Southern Missouri securities.

Standing Orders. Standing orders, except those used in connection with pre-approved Rule 10b5-1 trading plans, should be used only for a brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when you are in possession of material inside information.

Churning. To avoid any appearance of impropriety, you are strongly discouraged from repeatedly trading into and out of holdings of Southern Missouri securities. Such “churning” can create the appearance of wrongdoing, even if not based on material non-public information and, for directors and Section 16 Officers, may result in “short-swing profit” liability under Section 16(b) of the Securities Exchange Act of 1934.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Southern Missouri securities, directors, officers and other employees and their Immediate Family Members and Controlled Entities are advised against holding Southern Missouri securities in a margin account or pledging Southern Missouri securities as collateral for a loan. An exception to this advice may be where a person wishes to pledge Southern Missouri securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities or where a person wishes to pledge Southern Missouri securities as collateral for margin debt and the terms of the margin loan specifically provide that in the event of a margin call, the pledgor has no right to substitute or pledge additional collateral or repay the loan to prevent a sale of the pledged securities. Directors and Section 16 officers should note that a sale of the pledged securities by the lender must be reported to the SEC no later than the second business day after the trade date and such sale would be matchable with any purchase during the preceding or subsequent six months for purposes of Section 16(b) “short-swing profit” liability.

Publicly Traded Options. A transaction in a publicly traded option is, in effect, a bet on the short-term movement of the underlying stock and therefore creates the appearance that the director, officer or employee is trading based on inside information. Transactions in options also may focus the director’s, officer’s or employee’s attention on short-term performance at the expense of Southern Missouri’s long-term objectives. Therefore, you are strongly discouraged from engaging in such transactions. Any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with Southern Missouri Bancorp, Inc.’s Chairman or President at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must provide a justification for the proposed transaction. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as Southern Missouri’s other security holders. Therefore, you are strongly discouraged from engaging in such transactions. Any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with Southern Missouri Bancorp, Inc. Chairman or President at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must provide a justification for the proposed transaction.

Broker Interface Procedures

To ensure compliance with this policy and timely reporting of transactions to the SEC, directors and Section 16 Officers of Southern Missouri must impose three requirements on the brokers handling their transactions in Southern Missouri securities:

1. Not to enter any buy or sell order (except for orders under pre-approved Rule 10b5-1 plans – refer to page 4 of this Policy) without (a) first verifying with Southern Missouri’s Chairman or President (refer to page 4 of this Policy) that your transaction was pre-cleared and (b) complying with the brokerage firm’s compliance procedures (e.g., Rule 144 for sales).

2. To report to Southern Missouri via (a) telephone and (b) in writing (via email or fax) the details of every transaction involving Southern Missouri stock, including all Rule 10b5-1 transactions, within one business day after the trade date. This information should be provided to Southern Missouri’s Insider Trading Compliance Officer.

3. To identify (“flag”) their account as a Company Insider (affiliate) account for trading purposes and for Section 144 compliance prior to executing any transactions involving Company shares.

Post-Termination Transactions

This policy continues to apply to you as long as you are in possession of material non-public information even after you have terminated employment or service as a director. This means that if you are aware of material non-public information when your employment or service terminates, you may not trade in Southern Missouri securities until that information has become public or is no longer material, unless the trade occurs pursuant to a pre-approved Rule 10b5-1 trading plan (see “Procedures for Trading in Southern Missouri Securities-Rule 10b5-1 Plans) established prior to the termination of your employment or service.

Potential Criminal and Civil Liability and/or Disciplinary Action

Violations of the insider trading laws may result in civil and/or criminal liability, including fines, imprisonment and barring from service as a director or officer of a public company. Any person who violates this policy may be subject to disciplinary action, up to and including termination of employment.

Additional Guidance

Any person who has a question about this policy or its application to any proposed transaction is encouraged to obtain additional guidance by contacting Southern Missouri’s Insider Trading Compliance Officer. However, the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you.